

March 24, 2021

N. Scott Fine
Chief Executive Officer
Cyclo Therapeutics, Inc.
6714 NW 16th Street, Suite B
Gainesville, FL 32653

> **Re: Cyclo Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 19, 2021**
> **File No. 333-254496**

Dear Mr. Fine:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alison Newman